INVICTUS The Cannabis Company

PRESS RELEASE	December 3, 2018

INVICTUS ADVANCES $500,000 ON CONVERTIBLE LOAN FACILITY

Vancouver, BC, December 3, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that pursuant to the Loan Agreement with GTEC Holdings Ltd. (TSXV: GTEC; OTC: GGTTF) (“GTEC”) dated October 17, 2018, as amended on October 19, 2018 and on November 21, 2018 (the “Agreement”), as announced on November 16, 2018, it has completed the draw-down of $500,000 of convertible debt. Pursuant to the Agreement, the Company has drawn down the aggregate of $2.5 million convertible debt (the “Convertible Debt”), evidenced by way of a Convertible Grid Promissory Note (the “Promissory Note”). The Company intends to use the proceeds to further execute its cannabis retail expansion strategy in Canada in connection with the non-binding letter of intent between Invictus and GTEC announced on November 16, 2018.

The terms of the Promissory Note are as follows:

•	the Convertible Debt shall bear interest at the rate of 8% per annum, calculated and paid in arrears;
•	GTEC shall repay the Convertible Debt on or prior to October 19, 2020 (the “Maturity Date”);
•

Invictus may convert the Convertible Debt, in whole or in part, into common shares in the capital of GTEC (“Common Shares”) at a price of $1.50 per Common Share, at any time prior to the last business day immediately preceding the Maturity Date, subject to approval of the TSX Venture Exchange; and

•	the convertible loan facility may be increased up to $6 million at any time prior to the Maturity Date, upon mutual agreement of both parties.

The Promissory Note and any Common Shares issued upon conversion of the Promissory Note will be subject to a four month hold period from the date of issuance of the Promissory Note in accordance with applicable Canadian securities laws.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
George E. Kveton
Chief Executive Officer and Director

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

INVICTUS The Cannabis Company

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with three cannabis production facilities licensed under the Cannabis Act and Cannabis Regulations in Canada. To accommodate international sales, Invictus’ wholly-owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), has designed and is currently building its Phase 3 purpose-built cultivation facility to be European Union Good Manufacturing Practices (“EU-GMP”) compliant. The Company is targeting up to 50 per cent of production to medical cannabis. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

This news release includes certain “forward-looking statements” under applicable Canadian securities legislation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals, where applicable and the state of the capital markets. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Investors are cautioned that, except as disclosed in the Filing Statement any information released or received may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities of the Company have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.